Exhibit 3.11

FIRST AMENDMENT TO
OPERATING AGREEMENT
OF
CARROLS LLC

THIS FIRST AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT (the “First Amendment”) of CARROLS LLC (the “Company”), by Carrols Corporation (the “Member”) dated as of June 19, 2008 is intended to amend the Operating Agreement of Carrols LLC dated as of May 28, 2008 (the “Operating Agreement”) as follows:

The Member hereby avers as follows:

1.    Section 1.2 of the Operating Agreement entitled Name; Purpose is hereby deleted and replaced with the following:

1.2 Name; Purpose. The name of the limited liability company formed hereby is “CARROLS LLC”. The single purpose for which the Company is formed is solely for the purpose of operating Burger King Restaurants and to do any and all things necessary, convenient or incidental to the achievement of the foregoing single purpose under the Delaware Limited Liability Company Act (the “Act”).

2.    Section 7 of the Operating Agreement entitled Transfers of Membership Interests Name; Purpose is hereby deleted and replaced with the following:

7.    Transfers of Membership Interests. The issuance and transfer of membership interests of the limited liability company is restricted. Membership units may be issued or transferred only after authorization by Burger King Corporation in accordance with the terms and conditions outlined in the Franchise Agreement with Burger King Corporation.

3.    Except as specifically amended herein, the Operating Agreement remains in full force and effect.

IN WITNESS WHEREOF, the Member, intending to be legally bound hereby, has executed this First Amendment as of the date first above written.

CARROLS CORPORATION

By: /s/ William E. Myers
Name: William E. Myers, Vice President
Member